Exhibit 12.1

Computation of Ratio of Earnings To Fixed Charges

	For the Years Ended December 31,

	2001	2000	1999	1998	1997

Net income (loss) before Taxes	13,032	10,845	3,320	(34,924)	10,140
Fixed Charges:
Interest Expense	13,015	14,084	14,566	3,545	—
Interest Factor of Operating Rents	316	320	281	182	171

Total Fixed Charges	13,331	14,404	14,847	3,727	171

Adjusted Earnings	26,363	25,249	18,167	(31,197)	10,311

Ratio of Earnings to Fixed Charges	2.0	1.8	1.2	(a)	(b)

(a):	Earnings were not sufficient to cover fixed charges by $34,924 in 1998.

(b):	The ratio of earning to fixed charges has been excluded for the year ended December 31, 1997 as fixed charges were less than $200 in that year.